# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Centurion Acquisition Corp., CIK 0002010930
CUSIP: G20315100
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: 667 Madison Avenue, 5th Floor, New York, New York (NY), 10065
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002026662

## Reporting persons
- Centurion Sponsor LP: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,097,500; shared voting power 0; sole dispositive power 7,097,500; shared dispositive power 0; aggregate amount beneficially owned 7,097,500 (19.7% of the class)
  Comment: (1) The securities are held directly by Centurion Sponsor LP (the "Sponsor"). Centurion Sponsor GP LLC (the "GP") is the general partner of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. David Gomberg is the manager of the GP and has voting and investment discretion with respect to the securities held by the GP.
  
  (2) The Sponsor owns 7,097,500 Class B Ordinary Shares, par value $0.0001 per share ("Class B Ordinary Shares") of the Issuer, which are convertible for the Issuer's Class A Ordinary Shares par value $0.0001 per share (the "Class A Ordinary Shares") as described under the heading "Description of Securities" in the Issuer's registration statement on Form S-1 (File No. 333-279638) (the "Registration Statement") and have no expiration date.
  
  (3) Excludes 4,500,000 Class A Ordinary Shares issuable upon the exercise of 4,500,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  (4) Based on 28,750,000 Class A Ordinary Shares and 7,187,500 Class B Ordinary Shares outstanding as of November 12, 2024, as reported on the Issuer's Quarterly Report on Form 10-Q (the "Form 10-Q"), filed with the U.S. Securities and Exchange Commission on November 12, 2024.
- Centurion Sponsor GP LLC: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); sole voting power 7,097,500; shared voting power 0; sole dispositive power 7,097,500; shared dispositive power 0; aggregate amount beneficially owned 7,097,500 (19.7% of the class)
  Comment: (1) The securities are held directly by the Sponsor. The GP is the general partner of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. David Gomberg is the manager of the GP and has voting and investment discretion with respect to the securities held by the GP.
  
  (2) The Sponsor owns 7,097,500 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer's Class A Ordinary Shares as described under the heading "Description of Securities" in the Registration Statement and have no expiration date.
  
  (3) Excludes 4,500,000 Class A Ordinary Shares issuable upon the exercise of 4,500,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  (4) Based on 28,750,000 Class A Ordinary Shares and 7,187,500 Class B Ordinary Shares outstanding as of November 12, 2024, as reported on the Form 10-Q.
- David Gomberg: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 7,097,500; shared voting power 0; sole dispositive power 7,097,500; shared dispositive power 0; aggregate amount beneficially owned 7,097,500 (19.7% of the class)
  Comment: (1) The securities are held directly by the Sponsor. The GP is the general partner of the Sponsor and has voting and investment discretion over the securities held by the Sponsor. David Gomberg is the manager of the GP and has voting and investment discretion with respect to the securities held by the GP.
  
  (2) The Sponsor owns 7,097,500 Class B Ordinary Shares of the Issuer, which are convertible for the Issuer's Class A Ordinary Shares as described under the heading "Description of Securities" in the Registration Statement and have no expiration date.
  
  (3) Excludes 4,500,000 Class A Ordinary Shares issuable upon the exercise of 4,500,000 private placement warrants of the Issuer. Each warrant is exercisable to purchase one Class A Ordinary Share at $11.50 per share, subject to adjustment, becomes exercisable beginning 30 days after the completion of the Issuer's initial business combination and expires five years after the completion of the Issuer's initial business combination or earlier upon redemption or liquidation, each as is described under the heading "Description of Securities--Warrants" in the Registration Statement.
  
  (4) Based on 28,750,000 Class A Ordinary Shares and 7,187,500 Class B Ordinary Shares outstanding as of November 12, 2024, as reported on the Form 10-Q.

## Item 1. Issuer
Name of issuer: Centurion Acquisition Corp.
Address of issuer's principal executive offices: 667 Madison Avenue, 5th Floor New York, New York 10065

## Item 2. Person Filing
Name of person filing:
1. Centurion Sponsor LP

2. Centurion Sponsor GP LLC

3. David Gomberg
Address of principal business office or, if none, residence:
667 Madison Avenue, 5th Floor
New York, New York 10065
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on the cover page.
Percent of class: See response to Item 11 on the cover page.
Sole power to vote or to direct the vote: See response to Item 5 on the cover page.
Shared power to vote or to direct the vote: See response to Item 6 on the cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on the cover page.
Shared power to dispose or to direct the disposition: See response to Item 8 on the cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 Joint Filing Agreement, dated as of February 12, 2025, by and among Centurion Sponsor LP, Centurion Sponsor GP LLC and David Gomberg.

## Signatures
- Centurion Sponsor LP: /s/ David Gomberg, David Gomberg/Manager (02/12/2025)
- Centurion Sponsor GP LLC: /s/ David Gomberg, David Gomberg/Manager (02/12/2025)
- David Gomberg: /s/ David Gomberg, David Gomberg (02/12/2025)